

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Christopher Hogan
Interim Chief Executive Officer
NYIAX, INC.
180 Maiden Lane, 11th Floor
New York, NY 10005

> **Re: NYIAX, INC.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2022**
> **File No. 333-265357**

Dear Christopher Hogan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2022 letter.

Amendment No.1 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly

changing value of your stock.

2. In light of your commercial relationship with Nasdaq and the fact you intend to list your shares on the Nasdaq Capital Market, please consider including a risk factor discussing risks resulting from any conflicts of interest or the appearance of conflicts of interest.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

3. In regard to your result of operations for the years ended December 31, 2021 and 2020, and elsewhere as appropriate, please label each column of the corrected financial statements as "restated."

Going Concern, Liquidity and Capital Resources, page 32

4. We note your response to prior comment 2. We also note your disclosure that management believes that the existing cash as of June 30, 2022 will not be sufficient to fund operations for at least the next 12 months. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(b)(1) and Section IV of SEC Release No. 33-8350 for additional guidance.

Restatements, page 35

5. We note that your financial statements were restated. Please tell us whether a material weakness was identified, and if so, include a risk factor describing any material weaknesses, the resulting restatement, and any associated remediation procedures and the related time frame.

General

6. Please tell us whether you are required to have a qualified independent underwriter in light of the potential conflicts of interest of your underwriter, West Park Capital, pursuant to FINRA Rule 5121. If so, please revise to add appropriate risk factor disclosure.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Mitchell Lampert